SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. )

Futura Pictures, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

36114D 10 8

(CUSIP Number)

December 31, 2011

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[   ] Rule 13d-1(b)

[   ] Rule 13d-1(c)

[X] Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 36114D 10 8
1	NAMES OF REPORTING PERSONS Buddy Young Rebecca Young
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☑
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY	5	SOLE VOTING POWER
EACH REPORTING PERSON WITH	6	SHARED VOTING POWER 1,190,000
	7	SOLE DISPOSITIVE POWER
	8	SHARED DISPOSITIVE POWER 1,190,000
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,190,000
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 74.4%
12	TYPE OF REPORTING PERSON (See Instructions) IN

Item 1.

(a)       Name of issuer:

Futura Pictures, Inc.

(b)       Address of issuer’s principal executive offices:

17337 Ventura Boulevard, Suite 312, Encino, CA 91316

Item 2.

(a)       Names of persons filing:

Buddy Young and Rebecca Young

(b)       Address of principal business office or, if none, residence:

17337 Ventura Boulevard, Suite 312, Encino, CA 91316

(c)       Citizenship:

USA

(d)       Title of class of securities:

Common Stock, par value $0.0001 per share

(e)       CUSIP No.:

36114D 10 8

Item 3.

Not applicable.

Item 4. Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)	Amount beneficially owned: 1,190,000 shares

(b)	Percent of class: 74.4%

This percentage was calculated based on a total of 1,599,750 shares outstanding. This number was derived from the issuer’s Form 10-Q report filed with the Securities and Exchange Commission on January 10, 2012, which disclosed that 1,599,750 shares of Common Stock were outstanding as of December 31, 2011.

(c)	Number of shares as to which the persons have:

(i)        Sole power to vote or to direct the vote:

0

(ii)       Shared power to vote or to direct the vote:

1,190,000

(iii)      Sole power to dispose or to direct the disposition of:

0

(iv)      Shared power to dispose or to direct the disposition of:

1,190,000

Item 5. Ownership of 5 Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following [ ].

Item 6. Ownership of More than 5 Percent on Behalf of Another Person.

Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

Not applicable.

Item 8. Identification and Classification of Members of the Group.

Not applicable.

Item 9. Notice of Dissolution of Group.

Not applicable.

Item 10. Certifications.

Not applicable.

Signature.

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: October 20, 2014

/s/ Buddy Young
Buddy Young

/s/ Rebecca Young
Rebecca Young

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